SEC 1745 (6-00)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Yext, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98585N106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98585N106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Walrath

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,719,997(1)

	6.	Shared Voting Power 64,987(2)

	7.	Sole Dispositive Power 3,719,997 (1)

	8.	Shared Dispositive Power 64,987(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,784,984

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%

12.	Type of Reporting Person (See Instructions) IN

(1) Comprises 112,690 shares of common stock held directly by Mr. Walrath, 1,572,538 shares of common stock subject to options that were exercisable by Mr. Walrath at or within 60 days of December 31, 2018 and 2,034,769 shares of common stock held by MW Ventures, LLC (“MW Ventures”). Mr. Walrath is the member of MW Ventures and has sole voting and dispositive power with respect to the shares held by MW Ventures.

(2) Comprises 32,485 shares of common stock held by the Main Trust under Michael Walrath’s 2007 GRAT for Issue, 16,265 shares of common stock owned by the Main Trust under Michael Walrath’s 2007 GRAT for Walrath Family, the trustee of which is Mr. Walrath’s spouse and 16,237 shares of common stock held by the Main Trust under Michael Walrath’s 2007 GRAT for Family of Michelle Walrath, the trustee of which is Mr. Walrath’s spouse.

Item 1.
	(a)	Name of Issuer Yext, Inc. (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 1 Madison Avenue, 5th Floor, New York, NY 10010

Item 2.
	(a)	Name of Person Filing: a. Michael Walrath,
	(b)	Address of Principal Business Office or, if none, Residence: a. Michael Walrath—222 S. Albany St., Ste. 2, Ithaca, NY 14850.
	(c)	Citizenship: a. Michael Walrath—United States of America.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”)
	(e)	CUSIP Number 98585N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)

Amount beneficially owned:

3,784,984

Note (a): Includes (i) 112,690 shares of Common Stock directly owned by reporting person, (ii) 2,034,769 shares held by MW Ventures, LLC, over which Mr. Walrath holds sole voting and dispositive power, (iii) 32,485 shares held by the Main Trust under Michael Walrath’s 2007 GRAT for Issue, (iv) 16,265 shares held by Main Trust under Michael Walrath’s 2007 GRAT for Walrath Family of which Mr. Walrath’s spouse is the trustee, (v) 16,237 shares held by Main Trust under Michael Walrath’s 2007 GRAT for Family of Michelle Walrath of which Mr. Walrath’s spouse is the trustee and (vi) 1,572,538 shares subject to options that were exercisable at or within 60 days of December 31, 2018.

(b) Percent of class: 3.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,719,997
(ii) Shared power to vote or to direct the vote: 64,987
(iii) Sole power to dispose or to direct the disposition of 3,719,997
(iv) Shared power to dispose or to direct the disposition of: 64,987

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL WALRATH

February 8, 2019
Date
/s/ Michael Walrath
Signature

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)